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March 31, 2021	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND OVERNIGHT DELIVERY

Scott Anderegg

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endeavor Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted February 16, 2021
CIK No. 0001766363

Dear Mr. Anderegg:

On behalf of Endeavor Group Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 17, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 as confidentially submitted on February 16, 2021(the “Draft Registration Statement”). This letter is being submitted together with the Company’s Registration Statement on Form S-1 filed on March 31, 2021 (“Registration Statement”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Any use of the words “we” or “our” herein refer to the Company.

Prospectus Summary, page 1

1.

As part of your offering, we note that you are buying 49% of UFC, that you are engaging in a Up-C transaction and that you are engaging in a simultaneous private placement. Please revise your prospectus summary to quantify and describe any payments, compensation, equity or other value that your principal stockholders, directors or executive officers received or will receive in connection with this offering and in the transactions in connection with this offering.

Response: The Company respectfully advises the Staff that, other than affiliates of Silver Lake, as disclosed in the Registration Statement, no principal stockholders, directors or executive officers have received or will receive any payments, compensation, equity or other value with respect to the private placement. Additionally, the Company notes that the Up-C transactions are fully described in the Registration Statement and are being entered into to facilitate the Company’s initial public offering. In connection with the Up-C transactions, no principal stockholder, director or executive officer is receiving any payments or compensation and that the equity interests such holders are receiving in exchange for their existing equity interests, as well as the benefits that they will receive under the Tax Receivable Agreement are fully described in the Registration Statement under “Organizational Structure” and “Certain Relationships and Related Party Transactions”. In response to the Staff’s comment, the Company has updated its description of the UFC Transaction on page 207 of the Registration Statement to more clearly note the payments, compensation, equity or other value received by the Company’s principal stockholders, directors and executive officers in the UFC Transaction.

2.	In the portion of the table on page 2 labelled “Global Presence,” please add percentages for revenue from and assets located in each of these areas.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 145 of the Registration Statement.

3.

You state that your business has delivered strong financial performance prior to the impact of COVID-19. However, we note from page F-7 that you incurred losses from continuing operations before income taxes and equity earnings (losses) of affiliates for each of the years in the two year period ending December 31, 2018. Please revise or advise, as appropriate, and balance the summary by adding a discussion of the financial challenges you face, such as your history of net losses and your long-term debt.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 3 of the Registration Statement. The Company respectfully advises the Staff that it has also included a reference to “Risk Factors—Risks Related to Our Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UFC Buyout, page 10

4.

In connection with your reference to the Transaction Agreement on page 11 you state: “The Transaction Agreement has been filed solely to provide investors and security holders with information relating to its terms. It is not intended to be a source of financial, business or operational information about us, UFC Parent or our subsidiaries. The representations, warranties and covenants contained in the Transaction Agreement are made only for the purposes of the Transaction Agreement and are made as of specific dates and are solely for the benefit of the parties to the Transaction Agreement.” Please revise to remove any potential implication that the referenced agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws on which investors are entitled to rely and for you which your are responsible.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 11 and 12 of the Registration Statement.

Redemption rights , page 23

5.

In connection with their redemption rights, here or in appropriate place in your prospectus, please identify the members of the Endeavor Operating Company, holders of the Endeavor Profits Units, and the members of Endeavor Manager.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure in the sections titled “Organizational Structure” and “Principal Stockholders” accurately and comprehensively discloses the members of the Endeavor Operating Company, holders of the Endeavor Profits Units, the members of Endeavor Manager, and holders of other equity interests. The Company has also revised its disclosure on pages 18 and 25 of the Registration Statement to cross reference to the “Organizational Structure” and “Principal Stockholders” sections.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 107

6.

Please revise this section to analyze and explain the downward trend (net losses) in your results for fiscal year ended 2019 and the nine months ended September 30, 2020. In doing so, please discuss any known trends that may be impacting this measure with a view to understanding how and whether such trend may impact your ability to be profitable in the future. In addition, please disclose this trend in the summary.

Response: In response to the Staff’s comment, the Company has revised its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Registration Statement. The Company has included expanded discussion on page 110 under subsection “—Factors that May Influence Future Results of Operations—Acquisitions” to note the trend on amortization of intangible assets impacting its results of operations. The Company has also expanded discussion on page 111 under subsection “—Factors that May Influence

Future Results of Operations—Equity Method Investment in Learfield IMG College” to note the trend in equity losses of affiliates from the investment. The Company notes that the trend in equity losses from affiliates related to Learfield IMG College is limited to the remaining carrying value of the investment disclosed. The Company otherwise believes that the known material trends impacting its business are sufficiently described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview.”

Management’s Discussion and Analysis Results of Operations, page 115

7.

We note you include a section on non-GAAP financial measures prior to discussing and analyzing your results of operations at the segment level. Please revise to discuss and analyze results by reportable segment for both revenue and allocated expenses prior to the section on non-GAAP financial measures so the non-GAAP measures are not more prominently presented. Refer to non-GAAP C&DI Question 102.10. Please also revise segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. For example, we note from page F-51 that the mix of revenue in your Owned Sports Properties segment changed significantly between Events and Performance and Media Rights from 2018 to 2019.

Response: In response to the Staff’s comment, the Company has moved its non-GAAP disclosure after its analysis of its results of operations at the segment level.

Additionally, in response to the Staff’s comment on allocated expenses, the Company has revised the disclosure on page 118 of the Registration Statement to include the methodology under which corporate costs are allocated to the segments.

The Company has also revised the segment-level disclosures to analyze material factors underlying changes in segment results.

8.

You disclose on page 116 that direct operating expenses for the nine months ended September 30, 2020 decreased in part due to deferred media rights fees. Please disclose the expected impact from these and future deferrals, if any, on your results of operations, cash flows, and liquidity.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 115 of the Registration Statement. The Company respectfully advises the Staff that the Company recognizes deferred costs for payments made under media rights agreements for which the associated expense is recognized when the live sporting event occurs. The COVID-19 pandemic caused the disruption in various international sports leagues, which resulted in matches being postponed. Such deferred costs were primarily recognized during the three months ended December 31, 2020, and are included in our results of operations, cash flows, and liquidity for the year ended December 31, 2020. Approximately $75 million relates to the timing of deferred media rights costs that will be recognized as direct operating costs during 2021 when such sports events occur.

Non-GAAP Financial Measures Adjusted EBITDA, page 121

9.

We note your disclosure of the non-GAAP measures Adjusted EBITDA Margin on page 30 but your historical financial data does not present a margin percentage calculated in accordance with GAAP. Please balance your presentation of Adjusted EBITDA margin with a margin percentage for the most directly comparable GAAP measure here and elsewhere in the filing where Adjusted EBITDA margin is presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on pages 30, 32 and 122 to include “net income (loss) margin” where applicable.

COVID-19 related costs Note 8, page 123

10.

Your non-GAAP results include adjustments for “COVID-19 related costs”. Please explain in detail how the amount of the adjustment directly related to COVID-19 was objectively determinable and why it could not be partially attributed to other market factors and conditions. In your response, tell us the components of the costs included in the adjustment and for each cost address the following:

☐	how the adjustment directly attributable to COVID-19;

☐	how the adjustment is incremental to normal operations; and

☐	is the adjustment based on actual vs. hypothetical amounts?

Response: In response to the Staff’s comment, the Company advises the Staff that the full year COVID-19 related costs adjustment is $13.7 million. Included within the adjustment is approximately $1.9 million of professional advisor costs and $0.8 million of personal protective equipment, cleaning, and real estate costs. Such costs were incurred as a direct result of COVID-19 in order for the Company to evaluate the impact of COVID-19 on certain legal agreements, insurance contracts, cash forecasts and the implementation of safety measures in our office space and is based on actual invoiced costs incurred. These costs are non-recurring and objective costs that would not have been incurred absent COVID-19. The Company has also included approximately $11.0 million of deferred event costs that have been impaired for which the Company has not recognized insurance recoveries under our events cancellation insurance policies. The cancellation of such live events is a direct result of COVID-19 and government restrictions on public gatherings. Such impairment is based on actual event costs which are deferred until the event occurs or is cancelled.

Liquidity and Capital Resources Cash Flows Overviews September 30, 2020 Compared to September 30, 2019, page 134

11.

Please clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities. References to results of operations, which are prepared on the accrual basis of accounting, noncash items and working capital items may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. Your disclosure should discuss and quantify the factors that directly affected cash of operating activities for each and between comparative periods presented, and address the drivers underlying each factor cited. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Registration Statement.

Concurrent Private Placements, page 231

12.

We note under your concurrent private placements that the Company has the option to designate certain of your Private Placement Investors to purchase Class A common stock directly from certain of your existing investors that sign a joinder to the Subscription Agreement at a price per share of $24.00. Please clarify your disclosure as to whether those “existing investors” may include principal stockholders, directors or executive officers.

Response: The Company respectfully submits that it has not identified if any “existing investors” will include principal stockholders, directors or executive officers. To the extent the Company identifies any principal stockholders, directors or executive officers that directly or indirectly sign a joinder to the Subscription Agreement, the Company will revise its disclosure accordingly.

Financial Statements, page F-1

13.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has included the audited financial statements for the year ended December 31, 2020 in the Registration Statement.

Endeavor Operating Company, LLC, page F-5

14.

You disclose that you will be treated as a taxable entity for income tax purposes after consummation of the offering. Please revise to present pro forma income taxes, net income and earnings per unit on the face of the historical statement of operations for each period presented as if income taxes had been computed for those periods. Include a note to the historical financial statements that provides the basis for this pro forma presentation.

Response: The Company respectfully advises the Staff that our primary operating company, Endeavor Operating Company is a limited liability company, which is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income taxes. Only Endeavor Operating Company’s U.S. and foreign corporate subsidiaries are subject to entity-level taxes.

After consummation of the offering and the reorganization transactions, the registrant, Endeavor Group Holdings, Inc., will become subject to U.S. federal, state and local income taxes with respect to the allocable share of any taxable income of Endeavor Manager and Endeavor Operating Company. The primary operating company, Endeavor Operating Company will continue to be treated as a partnership for U.S. federal income tax purposes and therefore does not believe such pro forma presentation on the face of the historical Endeavor Operating Company financial statements, in accordance with the guidance in section 3410 of the Division of Corporate Finance Financial Reporting Manual, is applicable.

Moreover, the Company’s understanding of amended S-X Rule 11-02(a)(12) is that registrants cannot present pro forma financial information on the face of their historical financial statements or in the accompanying notes, except when such presentation is required by US GAAP. Based on such S-X Article 11 interpretation, the continued treatment of Endeavor Operating Company as a partnership for U.S. federal income tax purposes as discussed above and the Company’s continued inclusion of income tax adjustments and pro forma loss per share data in the Unaudited Pro Forma Consolidated Statement of Operations on page 95 of the Registration Statement, the Company believes that sufficient emphasis has been given to the expected impact of taxes after consummation of the offering.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at marc.jaffe@lw.com or by telephone at (212) 906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe, Esq.

of LATHAM & WATKINS LLP

Enclosures

cc:

Patrick Kuhn, U.S. Securities and Exchange Commission

Lyn Shenk, U.S. Securities and Exchange Commission

Dietrich King, U.S. Securities and Exchange Commission

Ariel Emanuel, Endeavor Group Holdings, Inc.

Jason Lublin, Endeavor Group Holdings, Inc.

Seth Krauss, Esq., Endeavor Group Holdings, Inc.

Robert Hilton, Esq., Endeavor Group Holdings, Inc.

Justin G. Hamill, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP